Strategic Partners Style Specific Funds
For the period ended 01/31/05
File number 811-09439

SUB-ITEM 77D
Policies With Respect to Security Investment


Strategic Partners Style Specific Funds


Supplement dated March 7, 2005
to
Prospectus dated November 22, 2004

	Strategic Partners Large Capitalization Growth Fund

The Board of Trustees of Strategic Partners Style Specific Funds recently approved to submit to shareholders a proposal to replace the current subadviser of Strategic Partners Large Capitalization Growth Fund (Large Cap Growth Fund). Shareholders of Large Cap Growth
Fund will be asked to vote on the proposal at a meeting expected to occur on or about July 1, 2005.

	The current subadvisers to the Large Cap Growth Fund are Columbus Circle Investors, Inc. (Columbus Circle) and Oak Associates, Ltd. (Oak). If approved by shareholders, the existing subadvisory agreements with each of Columbus Circle and Oak will be terminated, and Jennison Associates LLC (Jennison) will replace Columbus Circle and Oak as the subadvisers to the Large Cap Growth Fund. It is anticipated that if shareholders approve the proposal, Jennison will assume responsibility for the day-to-day management of the Large Cap Growth Fund's portfolio as soon as practicable following shareholder approval.

	If shareholders approve the proposal to retain Jennison as the Large Cap Growth Fund's new subadviser, Jennison has indicated that it intends to change certain of the investment strategies currently utilized by the Large Cap Growth Fund to achieve its investment objective.

Currently, the Large Cap Growth Fund generally does not invest in foreign securities. Jennison intends to invest up to 20% of the investable assets of the Large Cap Growth Fund in foreign securities, although investing in foreign securities is not expected to be a primary investment strategy.

Currently, the Large Cap Growth Fund generally does not engage in short sales or invest in derivatives. Jennison intends to invest up to 25% of the investable assets of the Large Cap Growth Fund in short sales, and intends to invest up to 25% of the investable assets of the Large Cap Growth Fund in derivatives. The ability to engage in short sales and purchase derivatives would not be considered primary investment strategies, but would be used as deemed appropriate by Jennison to either increase the fund's return or protect assets if market conditions warrant.

In order to reflect the appointment of Jennison as the Large Cap
Growth Fund's subadviser and the changes in investment strategy, if the proposal to retain Jennison as the Large Cap Growth Fund's new subadviser is approved, the Large Cap Growth Fund intends to change its name to Jennison Conservative Growth Fund.

	 Jennison is an indirect, wholly-owned subsidiary of Prudential Financial, Inc. As of December 31, 2004, Jennison had approximately
$64 billion in assets under management for institutional and mutual fund clients. The address of Jennison is 466 Lexington Avenue, New York,
New York 10017.


Strategic Partners Small Capitalization Growth Fund

The Boards of Trustees of Strategic Partners Style Specific
Funds and Strategic Partners Mutual Funds, Inc. recently approved proposals whereby the assets and liabilities of Strategic Partners Small Capitalization Growth Fund, which is a series of Strategic Partners Style Specific Funds, would be exchanged for shares of Strategic Partners Managed Small Cap Growth Fund, which is a series of Strategic Partners Mutual Funds, Inc. Under the proposal, shares of each class of Strategic Partners Small Capitalization Growth Fund would be exchanged at net asset value for identical share classes of equivalent value of Strategic Partners Managed Small Cap Growth Fund.

	The transfer is subject to approval by the shareholders of Strategic Partners Small Capitalization Growth Fund. A shareholder meeting is scheduled to be held in September 2005. It is anticipated that a proxy statement/prospectus relating to the transaction will be mailed to the shareholders of Strategic Partners Small Capitalization Growth Fund in June 2005.

	Under the terms of the proposal, shareholders of Strategic Partners Small Capitalization Growth Fund would become shareholders of Strategic Partners Managed Small Cap Growth Fund as indicated above. No sales charges would be imposed on the proposed transfers. Strategic Partners Mutual Funds, Inc. anticipates obtaining an opinion of fund counsel that the transaction will not result in a gain or loss to shareholders of Strategic Partners Small Capitalization Growth Fund for federal income tax purposes.

	If the transfer is approved by shareholders, Strategic Partners Managed Small Cap Growth Fund will acquire the name of, and will change its name to Strategic Partners Small Capitalization Growth Fund.






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